February 11, 2008
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs David L. Orlic David W. Edgar Christine E. Davis
Re:	ArcSight, Inc. Form S-1 originally filed September 11, 2007, as amended (Registration No. 333-145974), and corresponding Registration Statement on Form 8-A (File No. 001-33923)
Acceleration Request
Requested Date:	February 13, 2008

Requested Time:	2:30 PM Eastern Standard Time
Ladies and Gentlemen:
     ArcSight, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statements on Form S-1 and Form 8-A effective concurrently at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
     The Registrant hereby authorizes David A. Bell or Daniel J. Winnike, both of whom are associated with our counsel Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Mr. Bell at (650) 335-7130, or in his absence Mr. Winnike at (650) 335-7657. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to Fenwick & West LLP, attention: David A. Bell and Michael A. Brown, via facsimile to (650) 938-5200.

Sincerely, ArcSight, Inc.
By:	/s/ Trâm T. Phi
Trâm T. Phi, Esq.
Vice President and General Counsel

cc:	Robert W. Shaw, Chief Executive Officer, ArcSight, Inc. Stewart Grierson, Chief Financial Officer, ArcSight, Inc. David A. Bell, Esq., Fenwick & West LLP Daniel J. Winnike, Esq., Fenwick & West LLP